UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

Po Campo, LLC

Legal status of issuer

> **Form**
> Limited Liability Company

> ***Jurisdiction of Incorporation/Organization***
> Illinois

> ***Date of organization***
> January 12, 2009

Physical address of issuer

1177 6th Avenue, Fifth Flr, New York, NY 10036, United States

Website of issuer

https://www.pocampo.com

Current number of employees: Zero (0)

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	125,633.63	87,845
Cash & Cash Equivalents	77,678.04	30,808
Accounts Receivable	4,102.54	7,043
Short-term Debt	258,053.24*	70,388
Long-term Debt	140,333.76	63,135
Revenues/Sales	279,555.40	217,841
Cost of Goods Sold	158,513.23	131,660
Taxes Paid	0	0
Net Income	(87,117.58	(43,009)

* Includes $125,000 of convertible debt.


April 30, 2021

Po Campo, LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Po Campo, LLC, an Illinois limited liability company (the "**Company**," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company


The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

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ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR, and no source other than the Intermediary has been authorized to host this Form C-AR and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, any securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR or the time of issuance or sale of any Company securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

In making any investment decisions, you must rely on your own examination of the Company, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or any other materials supplied herewith.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward- looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Po Campo, LLC is an Illinois Limited Liability Company incorporated/formed on January 12, 2009

The Company is located at 1177 6th Avenue, Fifth Flr, New York, NY 10036, United States.

The Company's website is https://www.pocampo.com

The Company conducts business in All 50 U.S. states plus Canada, Great Britain, and Australia..

RISK FACTORS

Investing in the Company's securities involves a high degree of risk. Before making any investment decision with respect to any Company securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, pandemics, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

COVID-19 has had a negative impact on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. In prior years, the majority of the Company's revenue came from wholesale accounts that took their deliveries in the spring months. With store closures and marketplace uncertainty, many orders were cancelled.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital units to issue shares of common units to investors upon the conversion of any security convertible into shares of our common units, including the Securities.

Currently, our authorized capital units consists of 100 Membership Units, of which 100 membership units are issued and outstanding. Unless we increase our authorized capital units, we may not have enough authorized common units to be able to obtain funding by issuing shares of our common units or securities convertible into shares of our common units. We may also not have enough authorized capital units to issue shares of common units to investors upon the conversion of any security convertible into shares of our common units, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed- around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially.

Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage -hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

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BUSINESS

Description of the Business

Po Campo bags and backpacks feature MobilityTech™: a unique combination of functionality, sustainability and style that eliminates the frustrations that millions face when using bikes and e-scooters to get around. With Po Campo, nothing stops you from experiencing the freedom and joy of micromobility every day. Through our omnichannel distribution strategy, we're building the category defining lifestyle brand for the micromobility movement, leveraging our MobilityTech™ design innovations, brand authenticity, and marketing expertise to capture this growing market.

Business Plan

Po Campo designs and manufactures casual bags, backpacks, and sport bags and sells them to wholesalers and direct-to-consumer.

The Company's Products and/or Services

Product / Service	Description	Current Market
Kinga Handlebar Bag 2	The Kinga waterproof handlebar bag easily attaches to your bike/ scooter handlebars using adjustable and secure velcro straps and converts into a crossbody bag to carry with you throughout your day.	Sell omnichannel to retailers like REI, on amazon.com, and direct-to-consumer on pocampo.com. We target people 25-45 who live in areas that have embraced micromobility (i.e. they have bike lanes and/or bike and scooter share systems) and who use bikes or scooters for short trips under 5 miles.
Chelsea Trunk Bag	The Chelsea Bike Trunk Bag easily fastens to the topof your bike's rear rack with adjustable and secure velcro straps and then converts into a crossbody bag to carry with you throughout your day.	Sell omnichannel to retailers like REI, on amazon.com, and direct-to-consumer on pocampo.com. Wetarget people 25-45 who live in areas that have embraced micromobility (i.e. they have bike lanes and/or bike and scooter share systems) and who use bikes or scooters for short trips under 5 miles.
Bergen Pannier 2	Ideal for bike commuting,the Bergen Pannier 2 is a laptop pannier that securely fastens to your bicycle rear rack with Fidlock ® magnetic buckles. Once you reach your destination, it easily transitions to a stylish tote shoulder bag.	Sell omnichannel to retailers like REI, on amazon.com, and direct-to-consumer on pocampo.com. We target people 25-45 who live in areas that have embraced micromobility (i.e. they have bike lanes and/or bike and scooter share systems) and who use bikes or scooters for short trips under 5miles.

Competition

Currently consumers must choose between function or style when shopping for a bag that helps them carry what they need when using bikes and scooters to get around. Legacy bike brands (Ortlieb, Thule, Osprey) are for outdoor adventures and lack agility to pivot to urban mobility. They sell mostly wholesale. Stylish city/travel brands (Rains, Dagne Dover, Bellroy) sell DTC and focus on their core offering rather than mobility. With Po Campo, you don't have to choose between function and style. We've been focused on micromobility since the beginning and are widely available via our omnichannel distribution strategy.

Customer Base

We sell omnichannel to retailers like REI, on amazon.com, and direct-to-consumer on pocampo.com. We target people 25-45 who live in areas that have embraced micromobility (i.e. they have bike lanes and/or bike and scooter share systems) and who use bikes or scooters for short trips under 5 miles.

Supply Chain

We obtain our materials from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
4285106	Backpacks, book bags, sports bags, bum bags, wallets and handbags	Po Campo	2/4/12	2/5/13 Renewed 12/6/18	USA

Governmental / Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The company is unaware of any threatened or actual litigation against it.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position / Offices	Principal Occupation and Employment Responsibilities for the prior three (3) Years	Education
Maria Boustead	CEO & Manager / Member	Po Campo LLC CEO: 2008 – Present	B.A. Industrial Design (2001) Univ. of Illinois at Chicago
Martha Crandall	VP of Product / Member	Po Campo LLC VP of Procuct: 2017 – Present	BID (1999) North Carolina State Univ.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Illinois law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any W-2 employees.

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**CAPITALIZATION, DEBT AND OWNERSHIP**

Capitalization

The Company's authorized capital units consists of 100 membership units, (the "**Common Units**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 100 shares of Common Units will be issued and outstanding.

Outstanding Capital Units

As of the date of this Form C-AR, the Company's outstanding capital units consists of:

Type/Class of security	Membership Units
Amount Authorized	100
Amount outstanding	100
Par Value (if applicable)	N/A
Voting Rights	1 Vote Per unit
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Membership Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	~94.021%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Convertible Note
Face Value	$125,000.00
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	20% Discount, $3.5mm valuation cap 6% Interest Rate
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Conversion at a lower valuation cap will result in a lower conversion price than the securities issued in this Regulation CF offering.
Percentage ownership of the Company (assuming conversion of outstanding convertible securities).	~3.57%*

Assumes conversion of principal only at $3.5mm valuation cap.

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Type	Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$84,303.00
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	20% Discount, $3.5mm valuation cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Conversion at a lower valuation cap will result in a lower conversion price than the securities issued in this Regulation CF offering.
Percentage ownership of the Company (assuming conversion of outstanding convertible securities).	~2.409%*

Assumes conversion of principal only at $3.5mm valuation cap.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Credit Cards
Amount Outstanding	$20,458
Interest Rate & Amortization	11.99%
Collateral	N/A
Maturity Date	Revolving

Type	U.S. Small Business Administration Economic Injury Disaster Loan (EIDL)
Amount Outstanding	$28,600
Interest Rate & Amortization	3.75%
Collateral	All current and after acquired business assets
Maturity Date	06/20/2050

Type	Microloans (ACCION, Pursuit, BCNA, PayPal)
Amount Outstanding	$28,686
Interest Rate & Amortization	6.625% (average)
Collateral	N/A
Maturity Date	ACCION (05/2021) / Pursuit (10/2024) BCNA (10/2022) / PayPal (04/2021)

Type	Revolving Business Credit Line
Amount Outstanding	$13,773
Interest Rate & Amortization	Prime +1%
Collateral	N/A
Maturity Date	Revolving

Type	Private Loans
Amount Outstanding	$139,134
Interest Rate & Amortization	0%
Collateral	N/A
Maturity Date	N/A

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount / Type or Class Held	Percentage (%) Ownership
Maria Boustead	94 / Common Units	94%

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A. The financial statements attached hereto as Exhibit A have been certified by our principal executive and have not been reviewed by an independent public accountant.

Operations

Po Campo, LLC ("the Company") was incorporated on January 12, 2009 under the laws of the State of Illinois, and is headquartered at 1177 6th Avenue, Fifth Flr, New York, NY 10036, United States. Po Campo bags and backpacks feature MobilityTech™: a unique combination of functionality, sustainability and style that eliminates the frustrations that millions face when using bikes and e-scooters to get around. With Po Campo, nothing stops you from experiencing the freedom and joy of micromobility every day. Through our omnichannel distribution strategy, we're building the category defining lifestyle brand for the micromobility movement, leveraging our MobilityTech™ design innovations, brand authenticity, and marketing expertise to capture this growing market.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.

The Company had $159,713.26 in cash as of April 15, 2021 leaving the Company with approximately eight (8) months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no specific valuation to the Company; its securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as **<u>Exhibit A</u>** for subsequent events and applicable disclosures.

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Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Amount Sold	$ Amount Sold	Use of Proceeds	Issue Date(s)	Exemption
Conv. Note	5	$125,000.00	Marketing / Working Capital	08/30/2019 – 11/20/2020	Section 4(a)(2)
Crowd SAFE	158	$84,303	Marketing / Working Capital	04/02/2021	Regulation CF

See the section titled "Capitalization and Ownership" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Maximum Target Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

ADDITIONAL INFORMATION

The summaries of, and references to, various information items in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available to Investors and their professional advisors upon request.

Prior to making any investment decision regarding the securities of the Company, Investors should carefully review and consider this entire Form C-AR together with other company SEC Filings. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C-AR. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C-AR or any other matter relating to the Securities described in this Form C-AR, so that Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

[Remainder of page intentionally left blank]

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. The undersigned also certifies that the attached financial statements are true and complete in all material respects.

/s/ Maria Boustead
_____
(Signature)

Maria Boustead
_____
(Name)

CEO, Member Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Maria Boustead*
_____
(Signature)

Maria Boustead
_____
(Name)

CEO, Member Manager
_____
(Title)

April 30, 2021
_____
(Date)

/s/ *Martha Crandall*
_____
(Signature)

Martha Crandall
_____
(Name)

Manager
_____
(Title)
April 30, 2021
_____
(Date)

Instructions:

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, Maria Boustead, certify that:

(1) the financial statements of Po-Campo, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Po-Campo, LLC included in this Form reflects accurately the information reported on the tax return for Po-Campo, LLC filed for the fiscal years ending 12/31/2018 through 12/31/2020.

/s/ *Maria Boustead*
_____
(Signature)

Maria Boustead
_____
(Name)

CEO, Member Manager
_____
(Title)

Po Campo, LLC
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
Bank Accounts	
Total Bank Accounts	67,277.12
Holding Accounts	
Total Holding Accounts	9,845.44
Paypal	543.91
Petty Cash	11.57
Total Checking/Savings	77,678.04
Accounts Receivable	
Total Accounts Receivable	4,102.54
Other Current Assets	
Security Deposit	1,274.00
Inventory Asset	
Total Inventory Asset	42,579.05
Total Other Current Assets	43,853.05
Total Current Assets	125,633.63
Fixed Assets	
Fixed Assets	
Total Fixed Assets	22,825.54
Total Fixed Assets	22,825.54
TOTAL ASSETS	148,459.17
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Total Accounts Payable	13,443.61
Credit Cards	
Credit Cards	
Total Credit Cards	20,094.00
Total Credit Cards	20,094.00
Other Current Liabilities	
Accounts Payable Adj	2,466.00
Convertible Notes	
Total Convertible Notes	125,000.00
Bank Loans & Lines of Credit	
Total Bank Loans & Lines of Credit	95,167.55
Sales Tax Payable	
Total Sales Tax Payable	1,882.08
Total Other Current Liabilities	224,515.63
Total Current Liabilities	258,053.24
Long Term Liabilities	
Friend and Family Loans	
Total Friend and Family Loans	140,333.76

Po Campo, LLC
Balance Sheet
As of December 31, 2020

	Dec 31, 20
Total Long Term Liabilities	140,333.76
Total Liabilities	398,387.00
Equity	
Maria's Equity	49,500.00
Retained Earnings (Deficit)	−212,310.25
Net Income	−87,117.58
Total Equity	−249,927.83
TOTAL LIABILITIES & EQUITY	148,459.17

Po Campo, LLC
Profit & Loss
January through December 2020

	Jan – Dec 20
Ordinary Income/Expense	
Income	
Total Revenue	279,555.40
Total Income	279,555.40
Cost of Goods Sold	
Cost of Goods Sold	
Total Cost of Goods Sold	158,513.23
Total COGS	158,513.23
Gross Profit	121,042.17
Expense	
Total Design/Dev Expenses	24,990.74
Total Administrative Expenses	86,196.79
Total Management Expenses	25,754.52
Total Sales & Marketing Expenses	77,942.40
Total Expense	214,884.45
Net Ordinary Income	–93,842.28
Other Income/Expense	
Other Income	
Total Other Income	6,724.70
Net Other Income	6,724.70
Net Income	–87,117.58

PO CAMPO, LLC

Unaudited Financial Statements for the

Years Ending December 31, 2019 and 2018

PO CAMPO, LLC
BALANCE SHEET
As of December 31, 2019 and 2018
(Unaudited)

ASSETS		**2019**		**2018**
Current Assets				
Cash and cash equivalents	$	30,808	$	15,244
Accounts receivable		7,043		4,782
Prepaid expenses		338		1,725
Deposits		0		1,825
Inventory		49,656		46,059
Total Current Assets		87,845		69,635
Fixed assets, net		2,074		3,114
Total Assets	$	89,919	$	72,749
LIABILITIES AND MEMBERS' CAPITAL				
Current Liabilities				
Accounts payable	$	6,873	$	14,585
Accrued expenses		15,304		7,710
Accrued interest		953		0
Advances from related parties		116,956		99,267
Deferred revenue		1,881		257
Loans - current portion		15,377		13,883
Line of credit		30,000		26,461
Total Current Liabilities		70,388		62,896
Long-Term Liabilities				
Convertible notes		50,000		0
Loans		13,135		28,137
Total Liabilities		250,479		190,300
MEMBERS' CAPITAL				
Members' equity		49,500		49,500
Accumulated deficit		(210,060)		(167,051)
Total Members' Capital		(160,560)		(117,551)
Total Liabilities and Members' Capital	$	89,919	$	72,749

PO CAMPO, LLC
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
(Unaudited)

		2019		2018
Revenues	$	217,841	$	243,051
Cost of revenues		131,660		171,515
Gross profit		86,181		71,536
Operating expenses				
General and administrative		55,365		39,213
Sales and marketing		66,432		36,948
Rent		5,400		5,400
Depreciation		1,040		1,344
Total operating expenses		128,237		82,905
Net Operating Loss		(42,056)		(11,369)
Interest expense		953		0
Net Loss	$	(43,009)	$	(11,369)

PO CAMPO, LLC
STATEMENT OF MEMBERS' CAPITAL
For Years Ending December 31, 2019 and 2018
(Unaudited)

		Members' Equity	Accumulated Deficit		Total Members' Capital
Balance as of January 1, 2018	$	36,500	$ (155,682)	$	(119,182)
Contributions from members		13,000	0		13,000
Net Loss		0	(11,369)		(11,369)
Balance as of December 31, 2018		49,500	(167,051)		(117,551)
Net Loss		0	(43,009)		(43,009)
Balance as of December 31, 2019	$	49,500	$ (210,060)	$	(160,560)

PO CAMPO, LLC
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Cash Flows from Operating Activities		
Net Loss	$ (43,009)	$ (11,369)
Adjustments to reconcile net loss		
to net cash provided by operations:		
Depreciation	1,040	1,344
Interest accrued on convertible notes	953	0
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(2,261)	298
(Increase) Decrease in prepaid expenses	1,387	1,190
(Increase) Decrease in deposits	1,825	0
(Increase) Decrease in inventory	(3,597)	11,030
Increase (Decrease) in accounts payable	(7,712)	41
Increase (Decrease) in accrued expenses	7,594	7,068
Increase (Decrease) in deferred revenue	1,624	257
Net cash used in operating activities	(42,156)	9,859
Cash Flows from Investing Activities		
Purchase of equipment	0	(1,554)
Purchase of tooling	0	(251)
Net cash used in investing activities	0	(1,805)
Cash Flows from Financing Activities		
Issuance of convertible notes	50,000	0
Draws from line of credit	3,539	12,873
Issuance of loans	10,000	10,000
Repayment of loans	(23,508)	(41,518)
Receipt of advances from related parties	17,689	10,866
Contributions from members	0	13,000
Net cash provided by financing activities	57,720	5,221
Net change in cash and cash equivalents	15,564	13,275
Cash and cash equivalents at beginning of period	15,244	1,969
Cash and cash equivalents at end of period	$ 30,808	$ 15,244

PO CAMPO, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

NOTE 1 – NATURE OF OPERATIONS

Po Campo, LLC (which may be referred to as the “Company”, “we,” “us,” or “our”) was registered in Illinois on January 12, 2009. The Company designs and sells bags that are designed to attach to bicycles. The Company’s headquarters are in Brooklyn, New York. The company began operations in 2009.

Since Inception, the Company has relied on advances from related parties (see Note 5), a line of credit (see Note 6), the issuance of loans (see Note 7), and the issuance of convertible notes (see Note 8) to fund its operations. As of December 31, 2019, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company’s ability to continue as a going concern (see Note 12). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 13), the issuance of loans (see Note 13), the issuance of convertible notes (see Note 13), and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING

POLICIES Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $30,808 and $15,244 of cash on hand, respectively.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for the equipment and tooling.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more- likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling functional and stylish bike bags. The Company's payments are generally collected upfront. For years ending December 31, 2019 and 2018 the Company recognized $217,841 and $243,051 in revenue, respectively.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 60 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018 the company had $7,043 and $4,782 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory is stated at the lower of cost or market. Cost is determined on an average cost basis.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share- based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORY

Inventory consisted of the following as of December 31:

		2019		2018
Finished goods	$	28,834	$	42,985
In process goods		20,822		3,075
Inventory, net	$	49,656	$	46,059

The following summarizes the inventory activity as of December 31:

		2019		2018
Beginning inventory balance, net	$	46,059	$	57,089
Cost of inventory sold		(109,977)		(132,378)
Production costs		113,573		121,348
Ending inventory balance, net	$	49,656	$	46,059

Cost of inventory sold as reported above excludes freight, assembly, shipping, and other expenses that are included in cost of goods sold on the statement of operations.

NOTE 4 – FIXED ASSETS

Fixed Assets consist of equipment and tooling. As of December 31, 2019 and 2018, the Company had $2,074 and $3,114 in net fixed assets, respectively. The following table shows the details of the fixed assets.

		2019		2018
Fixed Assets				
Equipment	$	5,186	$	5,186
Tooling		6,952		6,952
		12,138		12,138
Less accumulated depreciation		(10,064)		(9,024)
Fixed Assets, net	$	2,074	$	3,114

NOTE 5 – ADVANCES FROM RELATED PARTIES

From time to time the Company takes advances from members and the friends and family of members. Advances from related parties hold no interest rate or maturity date. As of December 31, 2019 and 2018, the balances of the advances from related parties were $116,956 and $99,267, respectively.

NOTE 6 – LINE OF CREDIT

In July 2015, the Company entered into a line of credit agreement for up to $30,000 with a variable interest rate of the prime rate plus 1%, with an interest rate of 5.75% as of December 31, 2019. The Company is required to pay the interest every month, and the principal amount is due on demand of the holder. As of December 31, 2019 and 2018, the balance on the line of credit was $30,000 and $26,461, respectively

NOTE 7 – LOANS

In January 2011, the Company entered into a loan agreement for $20,000 with an interest rate of 7.75% and a maturity date of January 5, 2021. The loan is secured by the Company's bank account. The balance of this loan was $2,938 and $5,504 as of December 31, 2019 and 2018, respectively.

In May 2017, the Company entered into a loan agreement for $30,000 with an interest rate of 7.25% and a maturity date of May 2018. In May 2018, the Company entered into an agreement to restructure the loan, changing the maturity date to October 20, 2020. The loan is secured by the Company's assets. The balance of this loan was $7,644 and $16,230 as of December 31, 2019 and 2018, respectively.

In June 2017, the Company entered into a loan agreement for $5,000 with an interest rate of 0% and a maturity date of June 1, 2019. The loan is secured by the Company's bank account. The balance of this loan was $0 and $1,400 as of December 31, 2019 and 2018, respectively.

In August 2017, the Company entered into a working capital agreement. The agreement was secured by future revenues. This took the form of a series of loans with a fixed fee, and a term of 90 days. The balance of money due on this agreement was $0 and $9,097 as of December 31, 2019 and 2018, respectively.

In October 2018, the Company entered into a loan agreement for $10,000 with an interest rate of 9.125% and a maturity date of October 3, 2024. The loan is secured by the Company's assets. The balance of this loan was $8,458 and $9,790 as of December 31, 2019 and 2018, respectively.

In October 2019, the Company entered into a loan agreement for $10,000 with an interest rate of 3.5% and a maturity date of October 15, 2022. The loan is secured by the Company's assets. The balance of this loan was $9,473 and $0 as of December 31, 2019 and 2018, respectively.

The following table shows scheduled maturities of the loans.

Year Ending December 31,		
2020	$	15,377
2021		4,934
2022		4,550
2023		1,916
2024		1,735
Total	$	28,512

NOTE 8 – CONVERTIBLE NOTES

In 2019, the Company issued $50,000 of 6% unsecured convertible notes (the "Notes") due September 30, 2021 ("Maturity Date"). The Notes are due at any time on or after the Maturity Date at the holders' requests.

The Notes are automatically convertible into common stock on the completion of an equity offering of $2,000,000 or more ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of stock received by the Company in a Qualified Financing or the price per share equal to the quotient of $5,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and any reserved and available shares under an equity incentive plan or the creation of a new plan, but excluding any convertible notes and Simple Agreements for Future Equity ("SAFEs").

NOTE 9 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 10 – MEMBERS' CAPITAL

Member contributions

For years ending December 31, 2019 and 2018, members of the company contributed $0 and $ 13,000, respectively to the Company. Contributions to the Company net of distributions are included in "Members' Equity".

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Lease

The Company leases office space in Brooklyn, New York for periods of 6 months at a time for a monthly fee of $450. The amounts paid on the leases for years ending December 31, 2019 and 2018 was $5,400.

NOTE 12 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2009 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 13 – SUBSEQUENT EVENTS

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID -19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Issuance of Convertible Notes

In August 2020, the Company issued $25,000 of 6% unsecured convertible notes (the "2020 Notes") due September 30, 2022 ("2020 Notes Maturity Date"). The 2020 Notes are due at any time on or after the 2020 Notes Maturity Date at the holders' requests.

The 2020 Notes are automatically convertible into common stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of stock received by the Company in a Qualified Financing or the price per share equal to the quotient of $3,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and any reserved and available shares under an equity incentive plan or the creation of a new plan, but excluding any convertible notes and Simple Agreements for Future Equity ("SAFEs").

Issuance of Paycheck Protection Program Loan

On April 17, 2020, the Company received loan proceeds in the amount of $16,150 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company intends to use the proceeds for purposes consistent with the PPP. While the Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan, we cannot assure you that we will not take actions that could cause the Company to be ineligible for forgiveness of the loan, in whole or in part.

Issuance of Economic Injury Disaster Loan

On June 10, 2020, the Company received loan proceeds in the amount of $28,600 under the Economic Injury Disaster Loans ("EIDL") portion of the CARES Act. The interest rate of the loan is 3.75% and the maturity date is June 10, 2050. Payments are deferred for the first twelve months. The loan is secured by all of the Company's assets

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in SAFEs. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through November 19, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.